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                             September 17, 2021

       Joseph C. Papa
       Chief Executive Officer
       Bausch + Lomb Corporation
       520 Applewood Crescent
       Vaughan, Ontario, Canada L4K 4B4

                                                        Re: Bausch + Lomb
Corporation
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            September 3, 2021
                                                            CIK No. 0001860742

       Dear Mr. Papa:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form S-1

       Prospectus Summary
       Overview, page 1

   1. We note the disclosures regarding the projected compound annual growth rate in the global eye health
market and other market data that is attributed to Market Scope. Please file the Securities Act
Rule 436 consent of Market Scope to being named in the
                                                        registration statement.
       The transfer of all assets, liabilities and contracts from BHC to us contemplated by the
       Separation will not be complete upon the closing..., page 60

   2. We note your disclosure that you expect that a number of the transactions required in the
 Joseph C. Papa
Bausch + Lomb Corporation
September 17, 2021
Page 2
      Separation will not be complete at the time of your offering. Please clarify when you expect these transactions to be completed and revise this risk factor to provide investors with adequate information to evaluate the magnitude of the risks described throughout this risk factor.
       You may contact Sasha Parikh at 202-551-3627 or Kevin Kuhar at 202-551-3662 if you
have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                          Sincerely,
FirstName LastNameJoseph C. Papa
                                                          Division of
Corporation Finance
Comapany NameBausch + Lomb Corporation
                                                          Office of Life
Sciences
September 17, 2021 Page 2
cc:       Michael Kaplan, Esq.
FirstName LastName